                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of May, 2008

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached is a proxy statement and proxy card sent to shareholders of the company relating to an Extraordinary General Meeting of Shareholders scheduled to be held on June 3, 2008.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                       2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Asaf Alperovitz
                                          -----------------------
                                          Asaf Alperovitz
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          -----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: May 12, 2008

                                       3

                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                          ----------------------------

             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON JUNE 3, 2008

                          ----------------------------

Dear Shareholder,

     You are cordially invited to attend the Extraordinary General Meeting of the shareholders of Tefron Ltd. (the "COMPANY") to be held at the Company's offices located at Park Azorim, 94 Derech Em Hamoshavot, Petach Tikva, Israel on
June 3, 2008, at 11:00 a.m., Israel time (the "MEETING"). The agenda for the
Meeting is to approve a second three year term for Mr. Yacov Elinav as an
"external director" under Israeli Companies Law, 1999 effective from July 15,
2007.

     In addition, the shareholders may consider to conduct such other business as may properly come before the Extraordinary General Meeting or any adjournments or postponements thereof.

     The foregoing items of business are more fully described in the Proxy
Statement accompanying this Notice.

     Only shareholders of record at the close of business on May 5, 2008 will be entitled to notice of and to vote at the Meeting and any adjournment thereof.

     Whether or not you plan to attend the Extraordinary General Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States.
Return of your proxy does not deprive you of your right to attend the
Extraordinary General Meeting and vote your shares in person.

     Pursuant to the Articles of Association of the Company, a proxy will be effective only if received by the Company at least two hours prior to the time of the Extraordinary General Meeting.

By Order of the Board of Directors,

MICHAL BAUMWALD ORON
COMPANY SECRETARY
May 9, 2008

                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                                 PROXY STATEMENT

                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is furnished to shareholders in connection with the solicitation by the Board of Directors of Tefron Ltd. (the "COMPANY" or
"TEFRON") of proxies to be voted at the Extraordinary General Meeting (the
"MEETING") of the shareholders of the Company to be held on June 3, 2008 at
11:00 am., Israel time, at the Company's offices located at Park Azorim, 94
Derech Em Hamoshavot, Petach Tikva, Israel and at any adjournments or postponements thereof. A copy of the Notice of Extraordinary General Meeting of
Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about May 9, 2008.

     Shareholders will be asked to approve a second three-year term for Yacov
Elinav as an "external director" under the Israeli Companies Law, 1999, effective from July 15, 2007 until July 14, 2010.

PROXIES; COUNTING OF VOTES

     Proxies for use at the Meeting are being solicited by the Board of
Directors of the Company. A form of proxy for use at the Meeting is attached.
The completed proxy should be sent to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the Meeting.
Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares of the Company
(the "ORDINARY SHARES") covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the
New York Stock Exchange, in the absence of such instructions, the Ordinary
Shares represented by properly executed and received proxies will be voted "FOR"
the proposed resolution to be presented to the Meeting for which the Board of
Directors recommends a "FOR" vote.

     Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the
Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares as well as a statement from the broker, bank or other nominee that it did not vote such shares, and the shareholder must present such legal proxy and statement at the
Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

     THE BOARD OF DIRECTORS DOES NOT KNOW OF ANY MATTER, OTHER THAN THOSE SET
FORTH HEREIN, THAT IS EXPECTED TO BE PRESENTED FOR CONSIDERATION AT THE MEETING.
HOWEVER, IF OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE PERSONS NAMED IN
THE ACCOMPANYING PROXY ARE AUTHORIZED TO VOTE ON SUCH MATTERS USING THEIR
DISCRETION.

RECORD DATE; SOLICITATION OF PROXIES

     Only shareholders of record at the close of business on May 5, 2008 will be entitled to vote at the Meeting and any adjournment thereof. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact.
Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     To the extent you would like to state your position with respect to any of the proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli
Companies Law, 1999 (the "COMPANIES LAW"), you may do so by delivery of a notice to the Company's offices located at Park Azorim, 94 Derech Em Hamoshavot, Petach
Tikva 49527, Israel, not later than May 15, 2008.

     Following the Meeting, one or more shareholders holding, at the Record
Date, at least 1,060,149 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company's offices during business hours.

QUORUM AND VOTING REQUIREMENTS

     On May 5, 2008, the Company had 21,202,986 Ordinary Shares outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. This number does not include 997,400 Ordinary Shares held by a wholly-owned subsidiary of the Company.

     At the Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him in respect of each matter to be voted upon.

     Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least twenty five percent
(25%) of the voting power of the Company, will constitute a quorum at the
Meeting. Shares that are voted in person or by proxy "FOR" or "AGAINST" are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters.
Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the
Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the
Meeting may determine. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the election of Mr. Elinav as an "external director", provided that either (i) such a majority includes at least one-third (1/3) of the total votes of shareholders, who are not Controlling Shareholders of the Company (as defined under the
Companies Law) or anyone voting on their behalf, present at such Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the non-Controlling Shareholders mentioned in (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the
Company.

     This Proxy Statement and these Proxy Cards shall be deemed to constitute voting deeds (Ktavei Hatzba'a) for the purpose of regulation 3(c) of the Israel
Companies Regulations (Alleviation for Public Companies whose shares are listed on a Stock Exchange Outside of Israel), 2000.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of May 5, 2008 concerning the only persons or entities known to the Company to own beneficially more than five percent (5%) of the Company's outstanding Ordinary Shares. The information presented in this table is based on 21,202,986 Ordinary Shares outstanding as of May 5, 2008, but does not take into account 997,400 Ordinary
Shares held by a wholly owned subsidiary of the Company. The number of Ordinary
Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were exercisable at May 5, 2008, or exercisable within 60 days of May 5, 2008. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options, but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the
Ordinary Shares.

                                            NUMBER OF             PERCENT OF
NAME                                       SHARES OWNED         ORDINARY SHARES*
---------------------                      ------------          ------------

Norfet, Limited Partnership
c/o Fimi 2001 Ltd.
Rubinstein House
37 Begin Rd.
Tel Aviv, Israel                           4,613,085(1)             21.76%

Wellington Management Company, LLP
75 State Street,
Boston, MA                                 2,985,900                14.08%

* Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1)  Norfet L.P is an Israeli partnership. As of May 5, 2008, 8.82% of Norfet was held by FIMI Opportunity Fund, LP, approximately 45.61% of Norfet was held by FIMI Israel Opportunity Fund, Limited Partnership, approximately
     34.45% was held by Mivtach Shamir Holdings Ltd., approximately 3.45% was held by Migdal Insurance Company, approximately 6.89% was held by First
     International Bank of Israel and approximately 0.786% was held by Zaleznick and Butler. In addition, pursuant to Rule 13d-5, (i) Mr. Ishay Davidi, a director of the Company, may be deemed to beneficially own the shares held by Norfet due to his position as CEO of FIMI 2001 Ltd. and senior partner of FIMI Israel, Opportunity Fund, Limited Partnership and FIMI Opportunity
     Fund, L.P. and (ii) Mr. Meir Shamir, a director in the Company, may be deemed to beneficially own the shares held by Norfet due to his 40.02%
     interest in Mivtah Shamir.

DIRECTORS AND SENIOR MANAGERS

     As of May 5, 2008, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below. The information in this table is based on 21,202,986 Ordinary Shares (excluding 997,400 shares owned by a wholly owned subsidiary) outstanding as of May 5, 2008. The number of
Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were exercisable at May 5, 2008 or exercisable within 60 days of May 5, 2008. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to the
Company's knowledge, none of the directors or senior managers beneficially owns any Ordinary Shares.

                                          NUMBER OF      % OF ORDINARY SHARES
NAME                                   ORDINARY SHARES        OUTSTANDING**
-----------------                        ------------         ------------

Yacov Gelbard                                     ---                  ---
Ishay Davidi                                4,632,767(1)             21.84%
Meir Shamir                                 4,613,085(2)             21.76%
Yosef Shiran                                  815,000(3)              3.84%
Micha Korman                                        *                    *
Avi Zigelman                                      ---                  ---
Shirit Kasher                                     ---                  ---
Yacov Elinav                                      ---                  ---
Eli Admoni                                        ---                  ---
Yarom Oren                                        ---                  ---
Asaf Alperovitz                                     *                    *
Itamar Harchol                                    ---                  ---
Anat Barkan                                       ---                  ---
Amit Eshet                                          *                    *
David Gerbi                                       ---                  ---
Ronny Grundland                                   ---                  ---
Ilan Gilboa                                         *                    *
Michal Baumwald Oron                                *                    *
Alon Shadmi                                         *                    *

Directors and senior managers
as a group (18 persons)                     5,700,899(4)              25.6%

----------

*    Less than one percent (1%) of the outstanding Ordinary Shares.

**   Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

     (1)  Consists of (i) 4,613,085 Ordinary Shares held by Norfet, which Mr.
          Ishay Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney; and (ii)
          19,682 Ordinary Shares held by FIMI, which Mr. Ishay Davidi may be deemed to beneficially own in accordance with the above mentioned.

     (2)  Consists of 4,613,085 Ordinary Shares held by Norfet, which Mr. Shamir may be deemed to beneficially own due to his 40% interest in
          Mivtah-Shamir, which held an approximately 34.45% interest in Norfet as of May 5, 2008.

     (3)  Consists of 815,000 Ordinary Shares subject to options exercisable at prices that are between $3.563 and $3.765 per share (which expire between 2011 and 2012).

     (4)  Consists of 4,613,085 Ordinary Shares held by Norfet, which Mr. Ishay
          Davidi may be deemed to beneficially own under U.S securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet and which Meir
          Shamir may be deemed to beneficially own under U.S securities laws due to his 40% interest in Mivtah-Shamir, which held an approximately
          34.45% interest in Norfet as of May 5, 2008. Further, includes 19,682
          Ordinary Shares held by FIMI which Mr. Ishay Davidi may be deemed to beneficially own under U.S securities laws since he serves as CEO of
          FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet and includes also 1,068,132 options
          (exercisable within 60 days) to purchase 1,068,132 Ordinary Shares.
          The exercise prices of these options range from 3.5 to 11.275 per share. These options will expire between 2009 and 2016.

EXECUTIVE COMPENSATION

     The aggregate direct remuneration paid to all Directors and senior management as a group for services in all capacities for the year ended December
31, 2007 was approximately $2.2 million, of which $90,500 was paid to Directors in their capacities as Directors. Approximately NIS 280,000 was set aside or accrued for vacation and recuperation pay. Negligible amounts were set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by the Company for automobiles made available to its officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel and $120,000 in management fees paid to Norfet and $80,000 in management fees paid to New York Delights, a company wholly owned by Arie Wolfson, a former director and former chairman of the Company's Board of Directors.

     In 2007, the Company did not grant options under the Share Option Plan.

PROPOSAL FOR APPROVING THE RENEWAL OF THE TERM OF MR. YACOV ELINAV AS AN
EXTERNAL DIRECTOR

     The Company's Board of Directors is soliciting the shareholders meeting to elect Mr. Yacov Elinav to serve a second three-year term as an "external director" of the Company in accordance with the provisions of the Companies Law, effective from July 15, 2007 and until July 14, 2010. Because of an oversight, the renewal of the term of Yacov Elinav was not brought for approval by the shareholders at the last annual general shareholders meeting convened in August
2007. Mr. Elinav has served as an external director since July 2004 and his service, if not extended, would have expired in July 2007.

     The shareholders are asked to approve a second three-year term, effective from July 15, 2007 and until July 14, 2010. There will be no change in his compensation from that already approved by the shareholders meeting held on
August 10, 2006 (NIS 2,000 (approximately $580) per meeting of the Board of
Directors and any Board committee meeting and an annual compensation in the amount of NIS 50,000 (approximately $14,600)).

     The following information with respect to Mr. Elinav is based upon the information furnished to the Company by Mr. Elinav.

     YACOV ELINAV has served as an External Director of Tefron since July 2004.
Between 1991 and July 2003, Mr. Elinav was a member of the Board of Management of Bank Hapoalim B.M. Mr. Elinav also serves as a Chairman of the Board of DS
Securities Investment Ltd. and of the Board of DS Mutual Funds Ltd and is a
director of Middle East Tube Ltd., New Kopel Ltd, DS Institutionals Ltd, Sapians
Ltd., B.G.I Ltd., Polar Communication Ltd. R.H. Technologies and is an external director of Office Textile Ltd. Mr. Elinav formerly served as a director of other prominent Israeli companies.

     The proposed nominee, Mr. Elinav, has declared to the Company that he complies with the qualifications as an External Director under the Companies
Law. In addition, the Board of Directors' has determined that Mr. Elinav satisfies the conditions of (i) "accounting and financial expertise" under the
Companies Law, as described below, and (ii) an independent director under applicable NYSE rules, as described below.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that the shareholders hereby approve a second three-year term for Mr. Yacov Elinav as an external director of the Company effective from July
15, 2007 and until July 14, 2010, in accordance with the provisions of the
Companies Law, at the terms of compensation previously approved at the shareholders meeting held on August 10, 2006."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the election of the aforementioned nominee, provided that either (i) such a majority includes at least one-third (1/3) of the total votes of shareholders, who are not
Controlling Shareholders of the Company (as defined under the Companies Law) or anyone voting on their behalf, present at the Meeting in person or by proxy
(votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the non-Controlling Shareholders mentioned in (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the
Company.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

EXTERNAL-INDEPENDENT DIRECTORS

     COMPANIES LAW REQUIREMENTS. Under the Companies Law, a publicly traded company must appoint at least two external directors to serve on the company's
Board of Directors. To qualify as an external director, a person or his relative, partner, employer or any entity controlled by such person may not have, and may not have had at any time during the previous two years up to the date of appointment, any "affiliations" with the company, entities controlling the company or entities controlled by the Company or by the Company's controlling shareholders, as such terms are defined in the Companies Law. The term "affiliation" is broadly defined in the Companies Law. In addition, no person may serve as an external director if such person's position or other activities create or may create a conflict of interest with his or her role as an external director or impairs his or her responsibilities as an External
Director.

     The external directors are required to be elected by a special majority vote at a shareholders' meeting, as indicated above. The term of an external director is three years and may be extended for additional three-year terms, subject to the provisions of the Companies Law. All of the external directors of a company must be members of its Audit Committee and each other committee of a company's Board of Directors must include at least one external director.

     Pursuant to the Companies Law, at least one external director is required to have "accounting and financial expertise" and the other(s) are required to have "professional expertise" or "accounting and financial expertise". As indicated above, the Board of Directors has determined that Mr. Yacov Elinav has
"accounting and financial expertise" as defined under the Companies Law.

     A director has "professional expertise" if he or she satisfies one of the following: (i) The director holds an academic degree in one of these areas:
economics, business administration, accounting, law or public administration;
(ii) the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the Board position; or (iii) the director has at least five years' experience in one or more of the following (or a combined five years' experience in at least two or more of these): (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

     A director with "accounting and financial expertise" is a person that due to his or her education, experience and skills has high skills and understanding of business-accounting issues and financial reports which allow him to deeply understand the financial reports of the company and hold a discussion relating to the presentation of financial information. A company's Board of Directors will take into consideration in determining whether a director has "accounting and financial expertise", among other things, his or her education, experience and knowledge in any of the following: (i) accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company; (ii) the functions of the external auditor and the obligations imposed on such auditor; and (iii)
preparation of financial reports and their approval in accordance with the
Companies Law and the Israeli securities law.

     NEW YORK STOCK EXCHANGE REQUIREMENTS. The Company's Ordinary Shares are
listed on the New York Stock Exchange, and the Company is subject to the rules of the NYSE applicable to listed companies that are foreign private issuers.
Under such NYSE rules, each member of the Company's audit committee must be independent within the meaning of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the "1934 Act").

     The independence requirements implement two basic criteria for determining independence: (i) audit committee members are barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

     The definition of "affiliate" is "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified." The term "control" is intended to be consistent with the other definitions of this term under the 1934 Act, as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

                                  OTHER MATTERS

     The Board of Directors knows of no matters that are to be brought before the meeting other than as set forth in the Notice of Extraordinary General
Meeting. If any other matter requiring a vote of the shareholders properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors

MICHAL BAUMWALD ORON
COMPANY SECRETARY
May 9, 2008

                EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

                                   TEFRON LTD.

                                  JUNE 3, 2008

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

   ^ Please detach along perforated line and mail in the envelope provided. ^

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          PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
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                                                              |                                                                FOR   AGAINST   ABSTAIN
                                                              |1.   To approve a second three-year term for Mr. Yacov Elinav
                                                              |     as an "external director" under the Israeli Companies
                                                              |     Law effective from July 15, 2007 and until July 14, 2010,  [_]     [_]       [_]
                                                              |     at the terms of compensation previously approved at the
                                                              |     shareholders meeting held on August 10, 2006.
                                                              |
                                                              |                                                                YES     NO
                                                              |Are you a controlling shareholder in the Company (as defined
                                                              |in the Israeli Companies Law) or voting on behalf of a          [_]     [_]
                                                              |controlling shareholder? - MUST BE COMPLETED FOR VOTE TO BE
                                                              |COUNTED.
                                                              |
                                                              |Pursuant to the Articles of Association of the Company, a proxy will be effective only
                                                              |if received by the Company at least two hours prior to the time of the Extraordinary
                                                              |General Meeting.
                                                              |
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To change the address on your account, please check the       |
box at right and indicate your new address in the address     |
space above. Please note that changes to the registered   [_] |
name(s) on the account may not be submitted via this          |
method.                                                       |
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Signature of Shareholder _________________________   Date: _____________ Signature of Shareholder _________________________ Date:_____________

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                      PROXY
                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

   THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

              FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON JUNE 3, 2008

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Mr. Asaf Alperovitz and Ms. Michal Baumwald Oron, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Tefron Ltd. (the "COMPANY"),
standing in the name of the undersigned at the close of business on May 5, 2008, at the Extraordinary General Meeting of Shareholders of the Company to be held at the Company's offices, Park Azorim, 94 Derech Em Hamoshavot, Petach Tikva,
Israel, on June 3, 2008 at 11:00 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED IN THE MANNER DIRECTED.
TO THE EXTENT PERMITTED BY LAW AND APPLICABLE STOCK EXCHANGE REQUIREMENTS, IF NO
INSTRUCTIONS TO THE CONTRARY ARE INDICATED, THE SHARES WILL BE VOTED "FOR" ALL
THE PROPOSALS, AND IN ACCORDANCE WITH THE DISCRETION OF THE PROXIES ON SUCH
OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)